Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of June 30, 2023 and for the six-month and three-month periods ended June 30, 2023 and 2022

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the six-month and three-month periods ended June 30, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Six months ended		Three months ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Continuing operations
Revenues	6	298,425	188,633	161,138	101,180
Cost of services	6	(165,828)	(95,440)	(90,378)	(51,541)
Gross profit		132,597	93,193	70,760	49,639
Technology and development expenses	7	(4,930)	(3,049)	(2,640)	(1,643)
Sales and marketing expenses	8	(7,963)	(5,972)	(3,106)	(3,128)
General and administrative expenses	8	(32,548)	(19,389)	(17,268)	(9,095)
Impairment (loss) / gain on financial assets	15	(30)	82	21	7
Other operating loss		—	(688)	—	(688)
Operating profit		87,126	64,177	47,767	35,092
Finance income	11	25,866	5,536	18,878	5,530
Finance costs	11	(17,016)	(6,576)	(11,419)	(5,277)
Inflation adjustment	11	(2,680)	(778)	(1,661)	(472)
Other results		6,170	(1,818)	5,798	(219)
Profit before income tax		93,296	62,359	53,565	34,873
Income tax expense	12	(13,055)	(5,364)	(8,774)	(4,151)
Profit for the period		80,241	56,995	44,791	30,722
Profit attributable to:
Owners of the Group		80,141	56,864	44,697	30,572
Non-controlling interest		100	131	94	150
Profit for the period		80,241	56,995	44,791	30,722
Earnings per share
Basic Earnings per share	13	0.27	0.19	0.15	0.10
Diluted Earnings per share	13	0.26	0.18	0.15	0.10
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		3,163	(83)	1,675	(1,245)
Other comprehensive income for the period, net of tax		3,163	(83)	1,675	(1,245)
Total comprehensive income for the period		83,404	56,912	46,466	29,477
Total comprehensive income for the period is attributable to:
Owners of the Group		83,305	56,781	46,371	29,327
Non-controlling interest		99	131	95	150
Total comprehensive income for the period		83,404	56,912	46,466	29,477

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	June 30, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	14	549,386	468,092
Financial assets at fair value through profit or loss	15	51,565	1,295
Trade and other receivables	16	299,802	240,446
Derivative financial instruments	21	1,200	1,206
Other assets	17	44,632	56,789
Total Current Assets		946,585	767,828
Non-Current Assets
Deferred tax assets		809	362
Property, plant and equipment		2,780	2,734
Right-of-use assets		3,694	3,934
Intangible assets	18	54,920	51,443
Total Non-Current Assets		62,203	58,473
TOTAL ASSETS		1,008,788	826,301
LIABILITIES
Current Liabilities
Trade and other payables	16	598,013	407,874
Lease liabilities		675	686
Tax liabilities	20	12,856	11,695
Derivative financial instruments	21	838	544
Provisions	22	916	1,473
Total Current Liabilities		613,298	422,272
Non-Current Liabilities
Deferred tax liabilities		3,200	1,016
Lease liabilities		3,292	3,393
Total Non-Current Liabilities		6,492	4,409
TOTAL LIABILITIES		619,790	426,681
EQUITY
Share Capital	13	578	592
Share Premium	13	68,550	164,307
Capital Reserve	13	17,930	16,185
Other Reserves	13	(6)	(1,448)
Retained earnings	13	301,856	219,993
Total Equity Attributable to owners of the Group		388,908	399,629
Non-controlling interest		90	(9)
TOTAL EQUITY		388,998	399,620

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statement

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2023		592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the period
Profit of the period		—	—	—	—	80,141	80,141	100	80,241
Exchange difference on translation on foreign operations		—	—	—	1,442	1,722	3,164	(1)	3,163
Total Comprehensive Income for the period		—	—	—	1,442	81,863	83,305	99	83,404
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	2,158	(2,005)	—	—	153	—	153
Share-based payments	9	—	—	3,750	—	—	3,750	—	3,750
Repurchase of shares	13	(14)	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(14)	(95,757)	1,745	—	—	(94,026)	—	(94,026)
Balance as of June 30, 2023		578	68,550	17,930	(6)	301,856	388,908	90	388,998
Balance as of January 1st, 2022		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the period
Profit of the period		—	—	—	—	56,864	56,864	131	56,995
Exchange difference on translation on foreign operations		—	—	—	(528)	445	(83)	—	(83)
Total Comprehensive Income for the period		—	—	—	(528)	57,309	56,781	131	56,912
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	6,352	(3,640)	—	—	2,714	—	2,714
Forfeitures	13	—	—	(331)	—	—	(331)	—	(331)
Share-based payments	9	—	—	3,606	—	—	3,606	—	3,606
Transactions with Group owners in their capacity as owners		2	6,352	(365)	—	—	5,989	—	5,989
Balance as of June 30, 2022		592	163,503	12,376	(558)	167,176	343,089	113	343,202

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Six months ended
	Notes	June 30, 2023	June 30, 2022
Cash flows from operating activities
Profit before income tax		93,296	62,359
Adjustments:
Interest income from financial instruments	11	(22,212)	(5,536)
Interest charges for lease liabilities	11	95	178
Other finance expense	11	1,202	937
Finance expense related to derivative financial instruments	11	9,869	4,773
Net exchange differences	11	4,082	(4,346)
Fair value gain on financial assets at fair value through profit or loss	11	(3,654)	—
Amortization of Intangible assets	10	4,668	3,016
Depreciation of Property, plant and equipment	10	407	341
Amortization of Right-of-use asset	10	309	223
Revenue reduction related to prepaid assets	16	—	211
Share-based payment expense, net of forfeitures	9	3,750	3,275
Other operating loss		—	(18)
Net Impairment loss/(gain) on financial assets	16	30	(82)
		91,842	65,331
Changes in working capital
Increase in Trade and other receivables	16	(59,386)	(4,742)
Decrease/(increase) in Other assets	17	12,157	(693)
Increase in Trade and other payables	19	190,139	58,416
Decrease in Tax Liabilities	20	(3,341)	(4,721)
Decrease in Provisions	22	(557)	(137)
Cash from operating activities		230,854	113,454
Income tax paid	12	(6,816)	(3,928)
Net cash from operating activities		224,038	109,526
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(657)	(574)
Additions of Intangible assets	18	(8,145)	(4,726)
Acquisition of financial assets at FVPL	15	(48,139)	—
Net collections of financial assets at FVPL		1,523	(282)
Interest collected from financial instruments		21,975	5,536
Net cash used in investing activities		(33,443)	(46)
Cash flows from financing activities
Repurchase of shares	13	(97,929)	—
Share-options exercise		153	906
Borrowings proceeds		—	14,656
Borrowings repayments		—	(5,364)
Interest payments on lease liability		(95)	(178)
Principal payments on lease liability		(276)	(147)
Finance expense paid related to derivative financial instruments		(11,337)	—
Other finance expense paid		(1,205)	(1,179)
Net cash (used in)/provided by financing activities		(110,689)	8,694
Net increase in cash flow		79,906	118,174
Cash and cash equivalents at the beginning of the period		468,092	336,197
Effects of exchange rate changes on cash and cash equivalents		1,388	(386)
Cash and cash equivalents at the end of the period		549,386	453,985

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At June 30, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 40.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar and Euro). These Consolidated Condensed Interim Financial Statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in 40 countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the amended texts of the proposed Anti-Money Laundering Regulation (“AMLR”).

1.2. Significant events during the period

Class action lawsuits

On February 23 and February 28, 2023, respectively, DLocal Limited was named, along with several of its senior executives and/or directors, as defendant in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933 based in significant part on the short-seller report mentioned in note 1.3.e). These matters, captioned Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel, which application remains pending. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. On July 11, 2023, Dlocal filed a motion to dismiss the complaint. Plaintiffs’ brief in opposition to such motion will be due on August 15, 2023 and dLocal’s reply brief in further support of the motion will be due on September 22, 2023.

Due to the preliminary posture of the Actions as of the date of issuance of these consolidated condensed interim financial statements, the Company is unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses. DLocal Limited intends to defend itself vigorously in these actions.

Developments in Argentina

On April 20, 2023, the Central Bank in Argentina issued Comunicacion “A” 7746, which amends certain foreign exchange regulations and establishes procedures to obtain foreign currency for the settlement of certain professional, advertising services and other business services. On April 27, 2023, General Resolution No. 5351 was published, modifying Argentina’s System for Imports and Payments of Services Abroad (Sistema de Importaciones de la República Argentina y Pagos de Servicios al Exterior) (“SIRASE”) regime and establishing that all SIRASE applications must be approved by the Secretary of Commerce. The approval of certain of the Company’s expatriation requests submitted after April 20 are outstanding as of the date of the issuance of these condensed interim financial statements. Management continues to monitor the situation in close communication with our merchants.

In addition, during 2023 certain administrative and judicial inquiries have been initiated against DLocal Argentina S.A. These inquiries do not seek financial penalties at this stage. The Management and its legal advisors consider that the activities of the Company and its representatives were carried out in compliance with applicable laws and regulations, including compliance with foreign exchange market and tax regulations. Because of this and given the incipient nature of the inquiry, no provision for contingencies have been recorded for the aforementioned matters.

In June 2023, the Company announced that given the magnitude of dLocal’s business in Argentina, dLocal intended to show additional economic substance with its plan to hire approximately 100 people over the next year and 300 people in the medium-term in the country and to make an aggregate investment over time of up to USD100 million in Argentina, including through locally issued Argentinian federal government bonds US Dollar linked that may be used locally to fulfill operating expenses and local investments according to the company's strategy. On June 14, 2023, the Company acquired with own funds 48,540,361 bonds issued by the Treasury department of Argentina through a public bidding process (see note 15 Financial Assets at Fair Value through profit or loss). On

July 31, 2023, the Company made a second purchase of bonds issued by the Treasury department of Argentina through a public bidding process, for a total amount of 49,564. These bonds are U.S. linked with a coupon rate of 0.4% and a maturity date of April 2024.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the six months ended June 30, 2023 were authorized for issuance by the dLocal’s Board of Directors on August 15, 2023.

2.2. Share-based payments

During the six months ended June 30, 2023 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan:

	June 30, 2023		December 31, 2022
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	8.30	3,534,561	1.16	4,032,345
Granted during the period	15.99	1,073,322	18.90	1,474,463
Exercised during the period	0.68	(253,572)	3.45	(1,136,375)
Cancelled during the period	0.002	(13,428)	—	—
Forfeited during the period	14.06	(235,173)	10.31	(835,872)
At the end of the period	10.48	4,105,710	8.30	3,534,561
Vested and exercisable at the end of the period	6.84	509,553	4.06	347,788

No options expired during the periods covered by the above table.

2.3. New accounting pronouncements

The Group has not early adopted the following standards, interpretations or amendments that have been issued but are not yet effective:

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1 - Non-current Liabilities with Covenants

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 12 - International Tax Reform(Pillar Two Model Rules)

On May 23, 2023, the IASB issued 'International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)' to respond to stakeholders’ concerns about the potential implications of the imminent implementation of the OECD pillar two model rules on the accounting for income taxes. This amendment is effective for annual periods beginning on or after January 1, 2023. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

On May 25, 2023, the IASB issued 'Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)' to add disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company’s consolidated financial statements.

The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2023.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The consolidated condensed interim financial statements of the Group include the following subsidiaries, each of which serves a different vertical or a specific service according to the needs of the Group:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	June 30, 2023		December 31, 2022
Dlocal Group Limited	Malta	Holding Company	100%		100%
Dlocal Limited	Malta	Payments provider	99.999%		99.999%
Dlocal Markets Limited	Malta	Holding Company	100%		100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%		100%
Dlocal LLP	United Kingdom	Payments provider	99.999%		99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.999%		99.999%
Dlocal OpCo UK LTD	United Kingdom	Payments provider	100%		100%
Dlocal Inc.	United States of America	Holding Company	100%		100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%		100%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%		100%
Dlocal PTE Limited	Singapore	Holding Company	100%		100%
Dlocal Argentina S.A.	Argentina	Collection agent	100%		100%
Demerge Arg S.A.	Argentina	Service provider	100%		100%
Dlocal Services S.A.	Argentina	Service provider	100%		100%
Demerge Services S.A.	Argentina	Service provider	100%		100%
Depansum Arg S.A.	Argentina	Service provider	100%	(2)	-
DLocal Developments Arg S.A.	Argentina	Service provider	100%	(2)	-
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%		100%
Demerge Bolivia S.R.L.	Bolivia	Collection agent	100%		100%
Dlocal Brasil Holding Financeira Ltda.	Brazil	Holding Company	100%		100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%		100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%		100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection agent	100%		100%
Demerge Cameroun SARL	Cameroon	Collection agent	100%		100%
Dlocal Chile SPA	Chile	Collection agent	100%		100%
Demerge Chile SPA	Chile	Collection agent	100%		100%
Pagos y Servicios Limitada	Chile	Collection agent	99%		99%
FCA CL 2 SpA	Chile	Collection agent	100%		100%
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%		100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%		100%
Kupa Colombia S.A.S.	Colombia	Collection agent	100%		100%
Dlocal Costa Rica SRL	Costa Rica	Collection agent	100%		100%
Demerege Ecuador S.A.	Ecuador	Collection agent	100%		100%
Dlocal Egypt LLC	Egypt	Collection agent	100%		100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection agent	100%		100%
dLocal Ghana Limited Company	Ghana	Collection agent	100%		100%
Demerge Guatemala S.A.	Guatemala	Collection agent	100%		100%
Dlocal Honduras S.A.	Honduras	Collection agent	100%		100%
Depansum Solutions Private Limited	India	Collection agent	99.99%		99.99%
Dlocal India Pvt Limited	India	Collection agent	99.99%		99.99%
Guisol Solutions Private Limited	India	Collection agent	100%		100%
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%		100%
PT Dlocal Services Gateway	Indonesia	Collection agent	85%	(2)	-
PT Dlocal Payment Solutions Indonesia	Indonesia	Collection agent	85%	(2)	-
Dlocal Opco Ireland Ltd	Ireland	Payments provider	100%	(2)	-
Dlocal Israel Limited	Israel	Service provider	100%		100%
Dlocal SARL	Ivory Coast	Collection agent	100%		100%
Demerge Japan Ltd	Japan	Collection agent	66.6%		66.6%
Dlocal Payments Kenya Limited	Kenya	Collection agent	100%		100%

Depansum Limited	Kenya	Collection agent	99%	(2)	-
Depansum Malaysia SDN. BHD.	Malaysia	Collection agent	100.0%		100.0%
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.9%		99.9%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.9%		99.9%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%		100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%		100%
Demerge Nigeria Limited	Nigeria	Collection agent	100%		100%
Dlocal Panama S.A.	Panama	Collection agent	100%		100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%		100%
Demerge Peru S.A.C.	Peru	Collection agent	99%		99%
Depansum Perú S.A.C	Peru	Collection agent	100%		100%
Dlocal Payments Philippines Incorporated	Philippines	Collection agent	100%		100%
Demerge República Dominicana SAS	República Dominicana	Collection agent	99.99%		99.99%
Dlocal Rwanda Ltd.	Rwanda	Collection agent	100%		100%
Demerge Senegal SUARL	Senegal	Collection agent	100%	(2)	-
Depansum PTY Limited	South Africa	Collection agent	100%		100%
DLP South Africa PTY Ltd.	South Africa	Collection agent	100%		100%
Demerge España SL	Spain	Service provider	100%	(2)	-
Dlocal Tanzania LTD	Tanzania	Collection agent	100%		100%
Demerge (Thailand) Co. LTD (1)	Thailand	Collection agent	49%		49%
Dlocal Uganda LTD	Uganda	Collection agent	100%		100%
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection agent	100%		100%
Dlocal US LLC	United States of America	Service provider	100%		100%
CILFUR S.A.	Uruguay	Service provider	100%		100%
DEMERGE URUGUAY S.A. (Formerly 'Maubek S.A.')	Uruguay	Service provider	100%		100%
DLOCAL SERVICES URUGUAY S.A. (Formerly 'Harpot S.A.')	Uruguay	Collection agent	100%		100%
Dlocal Vietnam Company Limited	Vietnam	Collection agent	100%		100%

(1)	Although Dlocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations according to the guidelines in IFRS 10.
(2)	The Group has determined that the acquisition or incorporation of this subsidiary during 2023 does not constitute a business according to IFRS 3.

5. Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Co-President and Chief Operating Officer (“COO”), the Co-President and Chief Strategy Officer and the Chief Financial Officer (“CFO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Six months ended		Three months ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Profit for the period (1)		80,241	56,995	44,791	30,722
Income tax expense	12	13,055	5,364	8,774	4,151
Inflation adjustment	11	2,680	778	1,661	472
Finance income	11	(25,866)	(5,536)	(18,878)	(5,530)
Finance costs	11	17,016	6,576	11,419	5,277
Depreciation and amortization	10	5,384	3,580	2,869	1,857
Impairment gain on financial assets	16	30	(82)	(21)	(7)
Secondary offering expenses (2)	8	—	89	—	—
Other non-recurring costs (3)	8	1,229	—	—	—
Share-based payment non-cash charges, net of forfeitures	9	3,750	3,275	1,421	1,241
Adjusted EBITDA		97,519	71,039	52,036	38,183

Revenues	6	298,425	188,633	161,138	101,180
Adjusted EBITDA		97,519	71,039	52,036	38,183
Adjusted EBITDA Margin		32.7%	37.7%	32.3%	37.7%

1.
Includes a net gain of USD 5,617 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of USD 5,359 (together for a net foreign exchange gain of USD 258 included in cost of services). For further information refer to Notes 6(c)i, and Note 21 Derivative financial instruments.
2.
In 2022, corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
3.
Includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Statement of Comprehensive Income and Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in 40 countries, where the merchants´ customers are based.

The table below shows the revenue breakdown based on the region where the payments from/to the merchant customers are processed in countries for which Revenue represented at least 10% of Total Revenues during the preceding four quarters:

	Six months ended			Three months ended
	June 30, 2023	June 30, 2022	YoY%	June 30, 2023	June 30, 2022	YoY%
LatAm	225,115	165,178	36.3%	126,877	87,571	44.9%
Brazil	64,030	38,795	65.0%	41,213	20,719	98.9%
Mexico	51,009	28,928	76.3%	28,303	15,995	76.9%
Argentina	40,732	44,239	(7.9)%	20,709	23,166	(10.6)%
Chile	28,385	24,821	14.4%	14,153	12,687	11.6%
Other countries	40,959	28,395	44.2%	22,499	15,004	50.0%
Asia and Africa	73,310	23,455	212.6%	34,261	13,609	151.8%
Nigeria	47,293	6,066	679.6%	20,365	4,429	359.8%
Other countries	26,017	17,389	49.6%	13,896	9,180	51.4%
Revenues	298,425	188,633	58.2%	161,138	101,180	59.3%

Revenue with large customers

During the six months ended June 30, 2023 the Group operated with more than 600 merchants (more than 590 merchants in the six months ended June 30, 2022).

For the six months ended June 30, 2023, the Group’s revenue from its top 10 merchants represented 58% of revenue (51% of revenue for the six months ended June 30, 2022). For the six months ended June 30, 2023 there is one customer (no customers for the six months ended June 30, 2022) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in Note 18: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Transaction revenues (i)	294,205	187,281	158,696	100,553
Other revenues (ii)	4,220	1,352	2,442	627
Revenues from payment processing (iii)	298,425	188,633	161,138	101,180
Cost of services	(165,828)	(95,440)	(90,378)	(51,541)
Gross profit	132,597	93,193	70,760	49,639

(i)
Transaction revenues are comprised of processing fees, foreign exchange fee, installment fee, chargebacks, refunds fee, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargeback and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, smart defense fees, issuing fees, maintenance fees, minimum monthly fees, and small transfer fees.
(iii)
For the six months ended June 30, 2022 revenues include an amortization charge of USD 211 related to prepaid assets, as detailed in Note 17: Other assets. For the three months ended June 30, 2022 revenues include an amortization charge of USD 53, related to prepaid assets, as detailed in Note 15: Other assets.

As described in note 2.14 to the Annual Consolidated Financial Statements for the year ended December 31, 2022, the Group previously presented its revenue from installments, chargebacks, refunds and invoice processing fees as “Other revenues”. However, management considers it to be more relevant if all revenues that are driven by payments processed volumes are presented in one separate line item as “Transaction revenues”. Prior year comparatives as of June 30, 2022 have been restated by reclassifying USD 5,846 from “Other revenue” to “Transaction revenues”.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the six months ended June 30, 2023 and 2022.

(c) Cost of services

Cost of services are composed of the following:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Processing costs (i)	158,249	90,910	86,446	49,117
Hosting expenses (ii)	3,021	1,955	1,463	1,028
Salaries and wages (iii)	939	608	502	327
Amortization of intangible assets (iv)	3,619	1,967	1,967	1,069
Cost of services	165,828	95,440	90,378	51,541

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, it also could be a fixed fee mostly in the case of payouts and are related to payment processing, cash advances, and installment payments. It varies from one institution to another and usually depends on the settlement period contracted with each such institution, the payment method used and the type of product (whether it is a payin or a payout). It also includes conversion and expatriation or repatriation costs, charged by banks and brokers. For the six months ended June 30, 2023, the amount includes USD 258 of foreign exchange gain (after considering gains from hedges of USD 5,617) on the processed volume between the processing date and the expatriation or repatriation of funds date (a loss of USD 1,336 for the six months ended June 30, 2022). For the three months ended June 30, 2023, the amount includes USD 190 of foreign exchange gain (after considering gains from hedges of USD 4,827) on the processed volume between the processing date and the expatriation or repatriation of funds date (a loss of USD 836 for the three months ended June 30, 2022).
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 18: Intangible Assets.

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries and wages (i)	2,231	1,669	1,228	845
Software licenses (ii)	1,334	447	665	289
Infrastructure expenses (iii)	985	722	543	414
Information and technology security expenses (iv)	130	76	54	39
Other technology expenses	250	135	150	56
Total Technology and development expenses	4,930	3,049	2,640	1,643

(i)
Consist primarily of FTEs compensation related to technology related roles, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Six months ended		Three months ended
Sales and marketing expenses	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries and wages (i)	5,969	4,592	2,447	2,330
Marketing expenses (ii)	1,994	1,380	659	798
Total Sales and marketing expenses	7,963	5,972	3,106	3,128

General and administrative expenses	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries and wages (iii)	15,527	10,245	8,379	4,665
Third-party services (iv)	9,022	4,158	4,448	1,978
Office expenses (v)	1,940	1,335	1,033	669
Travel and other operating expenses	4,294	2,038	2,506	995
Amortization and depreciation (vi)	1,765	1,613	902	788
Total General and administrative expenses	32,548	19,389	17,268	9,095

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees. Third-party services, for the six months ended June 30, 2023, also include USD 1,229 of non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.

9. Employee Benefits

As of June 30, 2023, the Group’s FTEs were 806 (632 as of June 30, 2022) where 39% corresponded to information technology and product engineers and related roles (35% as of June 30, 2022).

Employee benefits is composed of the following:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries, wages and contractor fees (i)	29,061	18,755	15,474	9,409
Share-based payments (ii)	3,750	3,275	1,421	1,241
Total employee benefits	32,811	22,030	16,895	10,650

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 8,145 for the six months ended June 30, 2023 (USD 4,916 for the six months ended June 30, 2022) related to capitalized salaries and wages and USD 4,339 for the three months ended June 30, 2023 (USD 2,483 for the three months ended June 30, 2022) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Amortization of intangible assets	4,668	3,016	2,492	1,594
Right-of-use asset amortization	309	223	165	110
Depreciation of Property, plant & equipment	407	341	212	153
Total Amortization and Depreciation	5,384	3,580	2,869	1,857

For further information related to amortization of intangible assets refer to Note 18: Intangible Assets.

11. Other Results

Other results is composed of the following categories:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Interest Income from Financial Instruments (i)	22,212	5,536	15,313	5,530
Fair value gains of financial assets at FVPL (i)	3,654	—	3,565	—
Finance income	25,866	5,536	18,878	5,530

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Finance expense related to derivative financial instruments (ii)	(11,637)	(4,773)	(7,051)	(3,607)
Other finance expenses (iii)	(5,284)	(1,625)	(4,316)	(1,655)
Interest charges for lease liabilities (iv)	(95)	(178)	(52)	(15)
Finance costs	(17,016)	(6,576)	(11,419)	(5,277)
Inflation adjustment (v)	(2,680)	(778)	(1,661)	(472)
Other results	6,170	(1,818)	5,798	(219)
(i)
Corresponds to interests on bank accounts and fair value gains from short -term liquid financial instruments and financial assets measured at fair value through profit and loss.
(ii)
Corresponds to the implicit interest rate included in the derivative financial instruments. The implicit interest rate are not designated as hedging instruments. The Group has elected to separate the spot element from the forward element of the derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element, which is included in Costs of Services. The forward element of the derivative financial instruments, which consists of the implicit interest rate, is not designated as a hedging instrument and therefore is presented as Finance costs. For further information refer to Note 21 Derivative financial instruments.
(iii)
In 2023, mainly corresponds to foreign exchange loss and other interests. In 2022, it also included interest charges for borrowings.
(iv)
Interest charges for lease liabilities correspond to the application of IFRS 16 Leases.
(v)
Following IAS 29 requirements, Argentina’s economy is considered hyperinflationary. In this sense, the financial statements of subsidiary dLocal Argentina was restated to reflect the purchasing power of the currency and therefore a gain on net monetary position arose.

12. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the six months ended June 30, 2023 is 14.0%, compared to 8.6% for the six months ended June 30, 2022. The effective income tax rate increase is explained by an increase in the results of subsidiaries located in countries where the income tax rate is higher.

The income tax charge recognized in profit and losses is the following:

	Six months ended		Three months ended
Current Income Tax	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Current Income Tax on profits for the period	(11,318)	(6,110)	(7,687)	(4,145)
Total Current Income Tax expense	(11,318)	(6,110)	(7,687)	(4,145)

Deferred income tax	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Increase in deferred income tax assets	447	308	261	(137)
(Increase)/decrease in deferred income tax liabilities	(2,184)	438	(1,348)	131
Total Deferred income tax (expense)/benefit	(1,737)	746	(1,087)	(6)
Income Tax expense	(13,055)	(5,364)	(8,774)	(4,151)

13. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	June 30, 2023			June 30, 2022
	Amount	USD		Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000		1,000,000,000	2,000
Class B common shares	250,000,000	500		250,000,000	500
Undesignated shares	250,000,000	500		250,000,000	500
	1,500,000,000	3,000		1,500,000,000	3,000
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	155,193,014	310		161,740,749	324
Class B Common Shares	134,054,192	268		134,054,192	268
	289,247,206	578		295,794,941	592
Share Capital evolution
Share Capital as at January 1	296,029,870	592		295,028,441	590
i) Issue of common shares at USD 0.002	253,572	—	*	766,500	2
ii) Repurchase of shares	(7,036,236)	(14)		—	—
Share capital as of June 30	289,247,206	578		295,794,941	592

* Amounts are rounded to the nearest thousand and should not be interpreted as zero.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)
For the six months ended June 30, 2023 and 2022, dLocal issued 253,572 and 766,500 new Class A Common Shares receiving total proceeds of USD 153 and 2714, respectively, related to the exercise of share-options.
ii)
For the six months ended June 30, 2023, dLocal repurchased 7,036,236 Class A Common Shares paying USD 97,929 in connection with the Share Buyback Program. Including the repurchases made in 2022, the Company has reached the buyback limit of USD 100,000 and has therefore completed the Share Buyback program.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2022. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated condensed interim statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2023	2022
Balances as of January 1	16,185	12,741
Share-options exercise (i)	(2,005)	(3,640)
Share-based payments charges	3,750	3,606
Forfeitures	—	(331)
Balance as at June 30	17,930	12,376

(i)
During the six months ended June 30, 2023 and 2022, a total of 253,572 and 766,500 share-options under the share-based payments plan were exercised, respectively. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2023	2022
	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(1,448)	(30)
Movement of other reserves	1,442	(528)
Balance as at June 30	(6)	(558)

(d) Retained Earnings

Movements in retained earnings were as follows:

	2023	2022
Balance as at January 1	219,993	109,867
Comprehensive income for the period	81,863	57,309
Balance as at June 30	301,856	167,176

(e) Earnings per share

dLocal calculates basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the six months ended June 30, 2023 and 2022.

For diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Profit attributable to common shareholders (U.S. Dollars)	80,141,000	56,864,047	44,697,412	30,572,332
Weighted average number of common shares	293,403,907	295,219,928	291,700,873	295,393,168
Adjustments for calculation of diluted earnings per share(1)	16,358,508	17,619,241	16,160,368	17,599,775
Weighted average number of common shares for calculating diluted earnings per share	309,762,415	312,839,169	307,861,241	312,992,943
Basic earnings per share	0.27	0.19	0.15	0.10
Diluted earnings per share	0.26	0.18	0.15	0.10

1 For the six months ended June 30, 2023, the adjustment corresponds to the dilutive effect of i) 14,612,059 average shares related to share-based payment warrants described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2022; and ii) 1,746,449 average shares related to share-based payment plans with employees (14,901,568 and 2,717,673 respectively for the six months ended June 30, 2022). For the three months ended June 30, 2023, the adjustment corresponds to the dilutive effect of i) 14,555,263 average shares related to share-based payment warrants; and ii) 1,605,105 average shares related to share-based payment plans with employees (14,874,498 and 2,725,277 respectively for the three months ended June 30, 2022).

14. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	June 30, 2023	December 31, 2022
Own Balances	176,664	247,833
Merchant Clients Funds	372,722	220,259
	549,386	468,092

As of June 30, 2023, USD 549,386 (USD 468,092 on December 31, 2022) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of June 30, 2023 , Merchant Clients Funds includes USD 61,632 pending to be transferred to Own Funds accounts (USD 38,119 as of December 31, 2022).

15. Financial assets at fair value through profit or loss

(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

	June 30, 2023	December 31, 2022
Bonds issued by the Treasury Department of Argentina (TV24)	51,558	—
Other debt instruments	7	1,295
	51,565	1,295

For 2023 and 2022, financial assets at fair value through profit or loss are investments in quoted debt securities. The increase mainly corresponds to the acquisition of locally issued Argentinian federal government bonds which are U.S. Dollar linked during June 2023. These bonds are U.S. dollar linked with a coupon rate of 0.4% and a maturity date of April 2024.

For further information referred to accounting policies see Note 2.5 Financial instruments-initial recognition and subsequent measurement to the Annual Consolidated Financial Statements for the year ended December 31, 2022, and related to fair value hierarchies see Note 24: Fair value hierarchy.

(b)
Amounts recognized in profit or loss

During the period, the following gain were recognized in profit and loss:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Fair Value Movement in profit and loss	3,654	—	3,565	—
	3,654	—	3,565	—

(c)
Risk exposure

As at June 30, 2023, the Group had an investment in quoted debt securities and bonds issued by the Treasury Department of Argentina. Of the financial assets at fair value through profit or loss balance at the end of the year, USD 51,558 are bonds issued by the Treasury department of Argentina (TV24). Apart from this, the Group does not have concentrated risk exposure to any single geography or market having similar characteristics. Concentration of risk related to these bonds did not exceed 20 per cent of gross monetary assets at any time during the period. The concentration of risk is limited due to the fact that the Group has established limits to the investments in bonds issued by the Treasury department of Argentina.

16. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	June 30, 2023	December 31, 2022
Trade receivables	264,495	218,922
Loss allowance	(170)	(280)
Trade receivables net	264,325	218,642
Advances and other receivables	35,477	21,804
	299,802	240,446

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past-due and all Trade and other receivables are categorized as within “normal” credit risk rating.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2023	2022
Opening book value as at January 1	(280)	(322)
Decrease in loss allowance for trade receivables	(30)	82
Write-off	140	—
Total as at June 30	(170)	(240)
Net impairment gain on financial assets	(30)	82

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of June 30, 2023 and December 31, 2022 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for the six months ended June 30, 2023 (0.3% in the six months ended June 30, 2022).

17. Other Assets

Other assets are composed of the following:

Current	June 30, 2023	December 31, 2022
Money held in escrow and guarantees due to: (i)	44,516	43,814
-Stand by credit letters required by merchants	29,550	18,575
-Banks requirements	9,029	19,988
-Processors and others requirements	2,374	1,688
-Credit card requirements	3,563	3,563
Advance payments to merchants	—	12,863
Rental guarantees	116	112
Deposits in brokers(ii)	5,576	5,576
Loss allowance(ii)	(5,576)	(5,576)
Total current Other Assets	44,632	56,789

(i)
Comprises own funds and investments held in escrow in banks and guarantees required by processors, credit cards and merchants. In 2022 and 2023, some Merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. In addition, it also includes money held in a pledge bank account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

(ii)
During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of June 30, 2023 and December 31, 2022, the Group does not hold any positions in crypto assets.”

18. Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2023			2022
	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets (ii)	Total
Cost	23,752	39,335	63,087	12,387	51,722	64,109
Accumulated amortization	(7,972)	(3,672)	(11,644)	(3,179)	(1,574)	(4,753)
Opening book value as at January 1	15,780	35,663	51,443	9,208	50,148	59,356
Additions (i)	8,145	—	8,145	4,726	4,726	9,452
Amortization of the period	(3,619)	(1,049)	(4,668)	(1,967)	(1,049)	(3,016)
Total as at June 30	20,306	34,614	54,920	11,967	53,825	65,792
Cost	31,897	39,335	71,232	17,113	56,448	73,561
Accumulated amortization	(11,591)	(4,721)	(16,312)	(5,146)	(2,623)	(7,769)

(i) The additions of the six months ended June 30, 2023 include USD 8,145 related to capitalized salaries and wages (USD 4,916 as of June 30, 2022).

	As of June 30, 2023	As of December 31, 2022
Cost	71,232	63,087
Accumulated amortization	(16,312)	(11,644)
Net book amount	54,920	51,443

As of June 30, 2023 , and December 31, 2022 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

19. Trade and other payables

Trade and Other Payables are composed of the following:

	June 30, 2023	December 31, 2022
Trade Payables	573,108	395,134
Accrued Liabilities	9,040	5,801
Other Payables	15,865	6,939
Total Trade and other payables	598,013	407,874

These payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors´ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

20. Tax Liabilities

The tax liabilities breakdown is as follows:

	June 30, 2023	December 31, 2022
Income tax payable	10,549	6,047
Other tax liabilities	2,307	5,648
Income tax perception	1,302	2,792
Digital services withholding VAT	878	2,555
Other Taxes	127	301
Total Tax Liabilities	12,856	11,695

21. Derivative financial instruments

Derivative financial instruments: forward agreements

During the six months ended June 30, 2023 and the year-ended December 31, 2022, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Outstanding notional amount in USD as of June 30, 2023	Outstanding balance as of June 30, 2023 - Derivative financial assets / (liabilities)	Outstanding notional amount in USD as of December 31, 2022	Outstanding balance as of December 31, 2022 - Derivative financial liabilities
Non-delivery forwards	Buy USD	Brazilian Reais	15,648,705	(176)	22,436,774	122
Non-delivery forwards	Sell USD (1)	Brazilian Reais	—	—	(959,141)	(15)
Non-delivery forwards	Buy USD	Argentine Peso	15,300,000	—	6,600,000	(6)
Delivery forwards	Buy USD	Chilean Peso	13,303,165	(39)	18,750,385	(250)
Delivery forwards	Buy USD	Uruguayan Peso	4,575,480	(133)	2,240,602	48
Non-delivery forwards	Buy USD	Egyptian Pound	6,718,063	(166)	12,979,395	1,002
Non-delivery forwards	Buy EUR	Moroccan Dirham	8,281,195	(107)	6,834,496	31
Non-delivery forwards	Buy USD	Nigerian naira	4,319,153	1,020	8,863,831	(15)
Non-delivery forwards	Sell USD (1)	Nigerian naira	(3,249,103)	50	—	—
Non-delivery forwards	Buy USD	Indian Rupee	4,960,151	(22)	5,920,282	2
Non-delivery forwards	Sell USD (1)	Indian Rupee	(1,475,790)	(3)	(566,948)	1
Non-delivery forwards	Buy USD	South African Rand	6,454,302	70	5,176,642	(235)
Non-delivery forwards	Sell USD (1)	South African Rand	(3,647,492)	(2)	(2,626,458)	(11)
Non-delivery forwards	Buy USD	Peruvian Sol	4,121,749	(153)	—	—
Non-delivery forwards	Sell USD (1)	Peruvian Sol	(1,251,563)	60	—	—
Non-delivery forwards	Buy USD	Vietnamese Dong	914,267	(5)	—	—
Non-delivery forwards	Buy USD	Costa Rican Colon	159,000	(32)	159,000	(12)
Total				362		662

(1)
The contracts to sell USD are entered into with the purpose of rebalancing and maintaining a hedge ratio that complies with the hedge effectiveness requirements.

Hedge accounting

During the six months ended June 30, 2023, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan Dirham, Nigerian Naira, Indian Rupee, South African Rand, and Vietnamese Dong subject to foreign exchange exposure using delivery and non-delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument. During the six months ended June 30, 2023, dLocal recognized a net gain of USD 5,617 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 5,359 included in the same line item) and a net loss of USD 11,637 included in the line item "Finance costs" related to the implicit interest rate.

During the six months ended June 30, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Nigerian Naira, Indian Rupee, and South African Rand subject to foreign exchange exposure using delivery and non-delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except in hedges of Uruguayan Peso and Chilean Peso. During the six months ended June 30, 2022, dLocal recognized a net gain of USD 4,213 included in the line item "Costs of services" related to the effective portion of the change in fair value of the hedging instruments and a net loss of USD 4,221 included in the line item "Finance costs" related to the change in fair value of the forward element of the forward contracts (a net gain of USD 6,780 and a net loss of USD 3,055, respectively, for the three months ended June 30, 2022).

During the year ended December 31, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan, Dirham, Nigerian Naira, Indian Rupee, South African Rand and Costa Rica Colon, subject to foreign exchange exposure using delivery and non-delivery forward contracts. The spot element of these forward transactions was elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except for hedges of Uruguayan Peso and Chilean Peso. During the year ended December 31, 2022, dLocal recognized a net gain of USD 14,559 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 14,832 included in the same line item) and a net loss of USD 18,763 included in the line item "Finance costs" related to the implicit interest rate.

22. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2023	2022
Carrying amount as at January 1	1,473	1,710
Reversal to labor provision	(571)	(200)
Interest charges for labor provision	14	63
Carrying amount as at June 30	916	1,573

23. Related parties

(a) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Short-term employee benefits – Salaries and wages	979	999	520	563
Long-term employee benefits – Share-based payment	1,447	1,527	771	683
	2,426	2,526	1,291	1,246

(b) Transactions with other related parties

The following transactions occurred with related parties:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Transactions with merchants – Revenues	1,043	8	808	(303)
Transactions with preferred suppliers (Collection agents) – Costs	(10)	(173)	(2)	78

(c) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2023	December 31, 2022
Transactions with merchants – trade receivables	758	428
Transactions with merchants – trade payables	(64)	(482)
Transactions with preferred suppliers (Collection agents) – trade payables	—	(1,258)
Transactions with preferred suppliers (Collection agents) – trade receivables	583	552

Outstanding balances are unsecured and are repayable in cash.

24. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended June 30, 2023 and December 31, 2022, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

June 30, 2023	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	51,565	—	51,565	51,565	—	—
Other Assets	—	44,632	44,632	—	—	—
Trade and Other Receivables	—	299,802	299,802	—	—	—
Derivative financial instruments	1,200	—	1,200	—	1,200	—
Cash and Cash Equivalents	—	549,386	549,386	—	—	—
	52,765	893,820	946,585	51,565	1,200	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,295	—	1,295	1,295	—	—
Other Assets	—	56,789	56,789	—	—	—
Trade and Other Receivables	—	240,446	240,446	—	—	—
Derivative financial instruments (1)	1,206	—	1,206	—	1,206	—
Cash and Cash Equivalents	—	468,092	468,092	—	—	—
	2,501	765,327	767,828	1,295	1,206	—

June 30, 2023	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(598,013)	(598,013)	—	—	—
Lease liabilities	—	(3,967)	(3,967)	—	—	—
Derivative financial instruments	(838)	—	(838)	—	(838)	—
	(838)	(601,980)	(602,818)	—	(838)	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(407,874)	(407,874)	—	—	—
Lease liabilities	—	(4,079)	(4,079)	—	—	—
Derivative financial instruments	(544)	—	(544)	—	(544)	—
	(544)	(411,953)	(412,497)	—	(544)	—

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract

There were no changes in level 3 items for the periods ended June 30, 2023 and December 31, 2022. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

25. Subsequent events

As mentioned in note 1.2, on July 31, 2023, the Company made a second purchase of bonds issued by the Treasury department of Argentina through a public bidding process, for a total amount of 49,564. These bonds are U.S. linked with a coupon rate of 0.4% and a maturity date of April 2024.